Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

January 11, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Energy & Engine Technology Corporation in Item 4.01(a) of its Form 8-K dated January 3, 2006 filed on January 9, 2006 and its form 8-K/A to be filed with the Commission. We agree with the statements concerning our Firm in such Forms 8-K and 8-K/A. We are not in a position to agree or disagree with other statements of Energy & Engine Technology Corporation contained therein.

Very truly yours,

Marcum & Kliegman LLP

L:\Clients\Energy & Engine\2005\Letters\Ltr to SEC 11006.doc

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman Riverhead

www.mkllp.com